Filed by Woodside Petroleum Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Companies: BHP Group Ltd (Commission File No.: 001-09526)

BHP Group Plc (Commission File No.: 001-31714)

Woodside CEO Meg O’Neill: Interview with Sky News, Edward Boyd

Tuesday, 23 November 2021

Edward Boyd:

(Indistinguishable)

Meg O’Neill:

That’s a great question. And let me just start by saying what a momentous day this has been for Woodside to conclude the commercial negotiations with BHP related to the merger and to take that final investment decision on Scarborough.

Edward Boyd:

(Indistinguishable)

Meg O’Neill:

Look, we’ve been working on Scarborough since we bought into the project in 2016. When we took over as operator in 2018, it gave us the chance to really grab the steering wheel on the developments, and we’re very pleased that we’ve been able to get to this FID with BHP supporting the decision and with our new partner in the downstream global infrastructure partners taking their 49% stake.

Edward Boyd:

(Indistinguishable)

Meg O’Neill:

Sorry, can you repeat the question you cut out of it there?

Edward Boyd:

(Indistinguishable)

Meg O’Neill:

So this is a very significant investment for Woodside. One of the things that’s really attractive about Scarborough is it generates a very strong investment rate of return. The price of supply or the price of the gas delivered to our customers in North Asia will be very competitive with other global projects. And the thing that’s really exciting about this is the project will generate cash flow for decades to come, which will enable us to do three things, one fund future developments, to invest in new energy opportunities and three return value to our shareholders throughout the cycle.

Edward Boyd:

(Indistinguishable)

Meg O’Neill:

So Woodside absolutely accepts the science behind climate change, we support the Paris agreements. We have our own net zero 2050 commitment. But one of the things that I think is really important to recognise is our product is going into countries that have their own net zero commitments. And those countries recognise that gas will be a part of the solution as they look to decarbonise. For example, if you compare gas to coal for the same energy intensity, the emissions is about half with gas so gas is absolutely part of the mix in a decarbonising world.

Edward Boyd:

(Indistinguishable)

Meg O’Neill:

Yeah, it’s a great question. So we’ve invested quite a bit in bio sequestration. So planting trees. We also participate in the offset market, so supporting projects that other developers have taken. But we are moving into carbon capture and storage and we’ve announced a couple of activities. Recently, we’ve announced a partnership with BP and MIMI, who are our partners in North West Shelf to look at one of the fields in the North West Shelf area as a potential CO2 sink. We’ve also signed up a partnership offshore in the Northern Territory to explore CCS offshore there. So I think there’s a lot of excitement in the CCS space and you know, anybody who’s a student of climate change recognises we need to find ways to take CO2 out of the atmosphere and put it in the ground and CCS is part of that mix.

Edward Boyd:

(Indistinguishable)

Meg O’Neill:

So our contracting structure for the Scarborough and Pluto Train Two development is one where we have negotiated for several years with the contractors to understand the costs and to manage the cost risk. I’m very pleased that 90% of the contract and spend and that’s in both the upstream and the downstream is either on a fixed price or a lump sum basis. So we’ve actually got a very high level of cost certainty. And we’ve got our contractors managing those risks when it comes to labour and steel. Which in many ways their best position to manage because they’re the ones who are out in those workplaces in those marketplaces every single day.

Edward Boyd:

(Indistinguishable)

Meg O’Neill:

That’s a great question. There are a number of forecasters who tried to put together the forecast of what oil and gas demand will look like. Look I think it’s important to recognise that today’s world uses 100 million barrels of oil every single day. We do expect that oil demand will fall off over time, but continued investment is still required to meet that ongoing demand. Gas is a really interesting story and particularly as we look at the developing nations in Asia and Southeast Asia and even China as it continues to mature its economy and raise the standard of living for its citizens, gas demand is going to grow. And as I said it’s going to be part of the solution as those nations figure out how to decarbonise.

Edward Boyd:

(Indistinguishable)

Meg O’Neill:

So, the merger actually gives us a great range of opportunities to look at and it’s worth commenting, of course, that until we complete the merger, we will operate as two independent companies. But we have an integration planning team that is doing some work to understand what is the hopper of opportunities. What do we have in the BHP Petroleum side? What do we have in Woodside and how do those opportunities stack up? There are some very exciting opportunities in the Gulf of Mexico that we’re keenly interested in. There’s a discovery that BHP has made offshore Trinidad that’s really exciting. And then of course, there’s the Triumph field in Mexico which is in the FEED stage. So those are some opportunities that will we’ll take a hard look at and we’ll kind of wrap those up in comparison to the opportunities that we have in our portfolio. And, you know, we’ll talk more about the integrated company’s strategy as we get closer to closing the merger.

Edward Boyd:

(Indistinguishable)

Meg O’Neill:

So our Perth hydrogen opportunity, which we call H2Perth, we think is a fantastic way to manage a couple of items. So one of the challenges with the hydrogen economy is that there’s not much of a market today. So we’re working with customers in Japan and Korea, even in Perth to understand how they might use hydrogen. And the key thing is really stimulating that demand. Now we do see the first phase of H2Perth probably being starting up with gas source, but transitioning over time to be more renewable dependent. And, you know, the full scale of the development it’s a three gigawatt development which is tremendous and will require a significant increase in investment in the renewable generating capacity in the state.

Edward Boyd:

(Indistinguishable)

Meg O’Neill:

So we’re very pleased with the government’s investment in technology. We think the Commonwealth Government and the State governments alike have put forth significant opportunities for participants like ourselves to participate in the hydrogen market as it develops. You know whether or not you need to repeal the diesel fuel tax look, that’ll be a matter for the politicians in Canberra to consider.

Edward Boyd:

(Indistinguishable)

Meg O’Neill:

So we think it’s important to maintain strong relationships with all sides of politics. We work that very hard and the reality is our investments are very long dated investments. The North West Shelf, for example, the investment decision was taken 40 years ago, and we’re still producing and, and will for, you know, decades to come. So that means that we have to have good relationships with both sides of politics. And I think politicians across both sides of the aisle understand the value that this sort of investment brings in terms of the jobs it creates, the prosperity creates in regional parts of Australia, the tax revenue that we pay, the overall impact on the economy and so look, we’ll see how the election pans out but our investment decisions are made with the very long term in mind.

Edward Boyd:

(Indistinguishable)

Meg O’Neill:

Thank you

Forward-looking statements

This announcement contains forward-looking statements. The words ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions are intended to identify forward-looking statements. These forward-looking statements are based on assumptions and contingencies that are subject to change without notice and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Woodside, BHP and their respective related bodies corporate and affiliates (and each of their respective directors, officers, employees, partners, consultants, contractors, agents, advisers and representatives), and could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by those forward-looking statements or any projections or assumptions on which those statements are based.

The forward-looking statements are subject to risk factors, including those associated with the oil and gas industry as well as those in connection with the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets, conditions in various countries, approvals and cost estimates.

Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate and the significant uncertainty and disruption caused by the COVID-19 pandemic. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. These statements may assume the success of the Transaction, BHP’s oil and gas portfolio or Woodside’s business strategies, the success of which may not be realised within the period for which the forward-looking statements may have been prepared, or at all. No guarantee, representation or warranty, express or implied, is made as to the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns, statements or tax treatment in relation to future matters contained in this presentation.

Past performance and pro forma historical information is given for illustrative purposes only. Pro forma information is presented on a combined basis, without giving effect to any pro forma adjustments. It should not be relied on and is not indicative of future performance, including future security prices.

Disclosure of reserve information and cautionary note to US investors

Unless expressly stated otherwise, all estimates of oil and gas reserves and contingent resources disclosed in this presentation have been prepared using definitions and guidelines consistent with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS). Estimates of reserves and contingent resource in this presentation will differ from corresponding estimates prepared in accordance with the rules of the US Securities and Exchange Commission (the “SEC”) and disclosure requirements of the US Financial Accounting Standards Board (“FASB”), and those differences may be material. For additional information regarding the availability of Woodside’s reserves disclosures in accordance with SEC requirements, please see Woodside’s investor presentation dated 17 August 2021 and released to the ASX. For additional information regarding BHP’s reserves, please see BHP’s annual report on Form 20-F filed with the SEC.

No offer or solicitation

This communication relates to the proposed Transaction between Woodside and BHP. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transaction or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important additional information and where to find it

In connection with the proposed Transaction, Woodside intends to file with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) to register the Woodside securities to be issued in connection with the proposed Transaction (including a prospectus therefor). Woodside and BHP also plan to file other documents with the SEC regarding the proposed Transaction. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Woodside or BHP may file with the SEC in connection with the Transaction. US INVESTORS AND US HOLDERS OF WOODSIDE AND BHP SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WOODSIDE, BHP AND THE PROPOSED TRANSACTION. Shareholders will be able to obtain free copies of the Registration Statement, prospectus and other documents containing important information about Woodside and BHP once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Woodside and BHP without charge.